

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

Mark Schindel
Chief Financial Officer
Iroquois Valley Farmland REIT, PBC
708 Church Street, Suite 234
Evanston, Illinois 60201

Re: Iroquois Valley Farmland REIT, PBC
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed May 3, 2021
File No. 024-10919

Dear Mr. Schindel:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction